Live Oak Mobility Acquisition Corp.

4921 William Arnold Road

Memphis, TN 38117

February 24, 2021

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Mobility Acquisition Corp.

Form S-1 filed January 27, 2021

File No. 333-252453

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Mobility Acquisition Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2021, with respect to the Registration Statement on Form S-1, File No. 333-252453, filed with the Commission on January 27, 2021. The Company has filed Amendment No. 1 to the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Form S-1 filed January 27, 2021

Cover page

1.

We note that the “anchor investor” is made up of members of the sponsor and that it owns an indirect interest in the founder shares held by the sponsor. Please revise here and where similar disclosure appears, to quantify the number of founder shares or percentage interest in the founder shares that is owned by the anchor investor. Please also describe this relationship between the sponsor and anchor investor in your disclosure captioned “Expressions of interest,” and revise disclosures regarding the founder shares and relationships and related party transactions to clarify whether the anchor investor has the right to control the sponsor or vote or dispose of the founder shares.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 15-16, 82, 130 and 132-133 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

February 24, 2021

Founder shares, page 17

2.

Where you describe your letter agreement with the sponsor in which the sponsor waives redemption rights with respect to public shares and agrees to vote public shares in favor of the initial business combination, here and elsewhere in the prospectus, please clarify, if true, that the sponsor’s waivers and agreements do not apply to public shares held by members of the sponsor that purchased in their capacity as the “anchor investor.”

RESPONSE: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 15-16, 82, 130 and 132-133 in response to the Staff’s comment.

Underwriting, page 160

3.

We note that the underwriters currently intend to make a market in the units following the completion of the offering. Please file alternative pages for the market-making prospectus and include an explanatory note before the cover page of the prospectus.

RESPONSE: The Company respectfully advises the Staff that neither Jefferies LLC nor BofA Securities, Inc. is an affiliate of the Company. As such, we do not believe alternative pages for a market-making prospectus are required to be filed.

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Securities and Exchange Commission

February 24, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK MOBILITY ACQUISITION CORP.

By:	/s/ Gary Wunderlich
Name:	Gary Wunderlich
Title:	President and Chief Financial Officer

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.
Scott D. Rubinsky, Vinson & Elkins L.L.P.
Joel L. Rubinstein, White & Case LLP
Elliott M. Smith, White & Case LLP